Exhibit (k)(i). Transfer Agent Agreement

CERTIFICATE OF APPOINTMENT
of
AMERICAN STOCK TRANSFER
& TRUST COMPANY, LLC
as

☒	TRANSFER AGENT	☒	REGISTRAR

BY

Dividend and Income Fund (the "Company")
(name of corporation)

a Delaware
(state of corporation)

Statutory Trust
(description of entity — e.g., corporation, partnership)

The Company is authorized to issue the following shares/units:

Class of Stock	Par Value	Number of Shares/Units Authorized
Common	$0.01	100,000,000

The address of the Company to which Notices may be sent is:

Dividend and Income Fund
11 Hanover Square, 12th Floor
New York, NY 10005

The name and address of legal counsel for the Company is:

K&L Gates LLP
1601 K Street NW
Washington, D.C.  20006

Attached are true copies of the certificate of incorporation and bylaws (or such other comparable documents for non-corporate entities), as amended, of the Company.

If any provision of the certificate of incorporation or by-laws of the Corporation, any court or administrative order, or any other document, affects any transfer agency or registrar function or responsibility relating to the shares, attached is a statement of each such provision.

All shares issued and outstanding as of the date hereof, or to be issued during the term of this appointment, are/shall be duly authorized, validly issued, fully paid and nonassessable. All such shares are (or, in the case of shares that have not yet been issued, will be) duly registered under the Securities Act of 1933 and the Securities Act of 1934. Any shares not so registered were or shall be issued or transferred in a transaction or series of transactions exempt from the registration provisions of the relevant Act, and in each such issuance or transfer, the Corporation was or shall be so advised by its legal counsel and all shares issued or to be issued bear or shall bear all appropriate legends.

American Stock Transfer & Trust Company, LLC (“AST”) is hereby appointed as transfer agent and registrar for the shares/units of the Company set forth above, in accordance with the general practices of AST and its regulations set forth in the pamphlet entitled Regulations of American Stock Transfer & Trust Company, LLC, a copy of which we have received and reviewed.

The initial term of this Certificate of Appointment shall be three years from the date of this Certificate of Appointment and the appointment shall automatically be renewed for further three years successive terms without further action of the parties, unless written notice is provided by either party at least 90 days prior to the end of the initial or any subsequent three year period. Notwithstanding the foregoing, either party shall be entitled to terminate the appointment forthwith on not less than thirty (30) days’ notice in the event that the other party commits any breach of its material obligations to such party. The term of this appointment shall be governed in accordance with this paragraph, notwithstanding the cessation of active trading in the capital stock of the Company.

The Corporation will advise AST promptly of any change in any information contained in this Certificate by a supplemental Certificate or otherwise in writing.

WITNESS my hand this 11th day of May, 2012.

/s/John F. Ramirez
By: John F. Ramírez
Title: Vice President